

January 29, 2024

Daniel Jones
Chief Executive Officer
SeqLL, Inc.
3 Federal Street
Billerica, MA 01821

      Re: SeqLL, Inc.
           Amendment No. 10 to Registration Statement on Form S-1
           Filed January 17, 2024
           File No. 333-272908

Dear Daniel Jones:

      We have reviewed your amended registration statement and have the following comment(s).

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2023 letter.

Amendment No. 10 to Registration Statement on Form S-1, Filed January 17, 2024

Capitalization, page 40

1. Given the change in the amount of the Merger Note, please tell us why the adjustment to Total Liabilities in the Capitalization Table did not change. Please also address this change in the dilution disclosures.

Lyneer Investments, LLC and Subsidiaries Financial Statements
Condensed Consolidated Balance Sheets, page F-2

2. We read your response to comment 3. We note that the effectiveness of the amended forbearance agreement is conditioned, and is therefore not yet effective. We also note that the intended forbearance is until March 15, 2024. In light of the above, it appears that the related debt should be classified as a current liability on the consolidated balance sheet as

of September 30, 2023. Refer to ASC 470-10-45-14. Please revise your financial statements accordingly or otherwise advise.

Note 3: Summary of Significant Accounting Policies
Liquidity, page F-7

3.   We note that you have concluded the company will be able to continue as a going concern for a period of at least twelve months based on the extended forbearance agreement. As this agreement is only until March 15, 2024, and is not yet effective, please tell us and disclose how substantial doubt about the entity's ability to continue as a going concern is alleviated. Additionally, please tell us how you determined it was probable that management's plans will be effectively implemented. Refer to ASC 205-40-50-6 through 10 and ASC 205-40-55-3.

4.   Please revise here to clarify that the effectiveness of the forbearance agreement is conditioned, and therefore the agreement is not yet effective and the existing events of default have not yet been waived.

Note 16: Subsequent Events, page F-21

5.   Please remove the pro forma balance sheet from the notes to the financial statements pursuant to Rule 11-02(a)(12)(i).

   Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric M. Hellige